Exhibit 99.1

Medigus: Eventer Generated Record Revenues for the First Nine

Months of 2022 Exceeding Full-Year 2021 Revenues

Revenues for the first nine months of 2022 were approx. $1.99 million

Tel Aviv, Israel, Nov. 15, 2022 (GLOBE NEWSWIRE) -- Medigus Ltd. (Nasdaq: MDGS), a technology company engaged in advanced medical solutions, innovative internet technologies, and electric vehicle and charging solutions, announced today that its 46.21% owned subsidiary, Eventer Technologies Ltd. (“Eventer”), a software company engaged in the development of platforms enabling producers and venues to create virtual conferences and events with integrated smart ticketing solutions, achieved record financial results for the nine months ended September 30, 2022 (based on non-reviewed financial results provided to Medigus by Eventer).

Eventer’s overall turnover from ticket sales for the nine months ended September 30, 2022 was approx. $49 million, an increase of approx. 87% compared to the entire year of 2021.

More than 1.6 million tickets were sold using Eventer’s online platform during the first nine months of 2022, and Eventer retained its commission rate through the period at approx. 5%. Eventer’s revenues for the first nine months of 2022 totaled at approx. $1.99 million, an increase of 69% compared to approx. $1.18 million for the full year of 2021.

Eventer has developed a unique event management system that allows its customers to increase sales volume and reduce the resources invested in marketing tools solely intended to increase exposure and sales. Eventer has an exclusive license to use the Screenz.live platform that offers high-quality video conferencing for thousands of participants.

About Medigus

Based in Israel, Medigus Ltd. (Nasdaq: MDGS) is a technology company focused on innovative growth partnerships, mainly in advanced medical solutions, digital commerce and electric vehicle markets. Medigus’ affiliations in the medical solutions arena include ownership in Polyrizon Ltd. and ownership in industry 4.0 company, ScoutCam Inc. The Company’s affiliates in digital commerce include Gix Internet Ltd., Jeffs’ Brands Ltd. and Eventer Technologies Ltd. In the electric vehicle market, Charging Robotics Ltd. and Revoltz Ltd. are also part of the Company’s portfolio of technology solution providers. To learn more about Medigus’ advanced technologies, please visit http://www.medigus.com/.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Medigus’ current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed in any filings with the SEC. Except as otherwise required by law, Medigus undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Medigus is not responsible for the contents of third-party websites.

Company Contact:

Tali Dinar

Chief Financial Officer

+972-8-6466-880

ir@medigus.com

Investor Relations Contact:

Dave Gentry

RedChip Companies Inc.

1-800-RED-CHIP (733-2447)

Or 407-491-4498

MDGS@redchip.com